Exhibit (a)(7)

**GARDY & NOTIS, LLP**
James S. Notis
Jennifer Sarnelli
Charles A. Germershausen
560 Sylvan Avenue, Suite 3085
Englewood Cliffs, New Jersey 07632
Tel: 201-567-7377
Fax: 201-567-7337

**GLANCY BINKOW & GOLDBERG LLP**
Michael M. Goldberg
Louis Boyarsky
1925 Century Park East
Suite 2100
Los Angeles, California 90067
Tel: 310-201-9150
Fax: 310-201-9160

*Attorneys for Plaintiff*

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| KENNETH A. STEIN,<br><br>Plaintiff,<br><br>v.<br><br>DUSA PHARMACEUTICALS, INC., JAY M. HAFT, ALFRED ALTOMARI, DAVID M. BARTASH, ALEXANDER CASDIN, ROBERT F. DOMAN, PAUL HONDROS, MAGNUS MOLITEUS, DAVID M. WURZER and CARACO ACQUISITION CORPORATION,<br><br>Defendants. | SUPERIOR COURT OF NEW JERSEY<br>CHANCERY DIVISION<br>MERCER COUNTY<br><br>Docket No.<br><br>**AMENDED CLASS ACTION COMPLAINT** |

Kenneth A. Stein ("Plaintiff"), by his undersigned attorneys, for his Amended Class Action Complaint against defendants, alleges upon personal knowledge and upon information and belief based upon, *inter alia*, the investigation of counsel as to all other allegations herein, as follows:

 NATURE OF THE ACTION 1. This is an amended shareholder class action brought by Plaintiff on behalf of himself and the public shareholders of DUSA Pharmaceuticals Inc (“DUSA” or the “Company”) against DUSA, the directors of DUSA and Caraco Acquisition Corporation (“Caraco”), a New Jersey corporation and indirect wholly-owned subsidiary of non-party Sun Pharmaceuticals Industries Limited (“Sun Pharmaceuticals”), arising out of their agreement to sell DUSA to Sun Pharmaceuticals (the, “Proposed Transaction”). In pursuing the Proposed Transaction, each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to plaintiff and the proposed class. 2. On November 8, 2012, DUSA announced it had entered into an agreement and plan of merger (the, “Merger Agreement”) pursuant to which Sun Pharmaceuticals will acquire all of DUSA’s outstanding shares, pursuant to an all cash tender offer (“Tender Offer”) for approximately $230 million, after which DUSA will merge into Caraco. The $230 million offer represents just $8 for each DUSA share (the, “Offer Price”). The Proposed Transaction has been agreed to by DUSA’s board of directors (the, “Board”). In agreeing to the Offer Price, the Board has agreed to a price that fails to properly value the Company or represent a meaningful premium for the change of corporate control. The Board agreed to a price of $8.00 per share while another bidder indicated that they were willing to acquire the Company for a range of $8.30 to $8.50 per share subject to further due diligence. Further, according to Yahoo! Finance, industry analysts following DUSA had a mean target price of $8 per share, with a high price of $9.50 per share. 3. Furthermore, the Proposed Transaction was intentionally timed to cap the market price of DUSA’s stock prior to the announcement of DUSA’s stellar third quarter financial results that exceeded analyst estimates. By delaying the announcement of the quarterly financial 2 result to November 9, 2012, the day after the Proposed Transaction was announced, the Company artificially created the appearance of a higher premium price. 4. To add further injury, the Company’s directors have failed to fully inform shareholders of the material terms of the Proposed Transaction, all in breach if the fiduciary duties of the Board to keep Company shareholders fully informed of a transaction such as the Proposed Transaction. On November 21, 2012, the Company filed with the Securities and Exchange Commission (the “SEC”) a Schedule 14D-9 purportedly to inform Company shareholders about the terms of the Proposed Transaction, the Tender Offer and the negotiations thereof (the, “Schedule 14D-9”). The Schedule 14D-9 was filed the same day that Caraco filed a registration statement with the SEC to register shares pursuant to the Tender Offer, and the same day Caraco announced the start of the tender offer period by filing with the SEC a Schedule TO. The Tender Offer is anticipated to expire on December 19, 2012. 5. The Schedule 14D-9 omitted material information concerning both the negotiation process leading to the Proposed Transaction and the value of DUSA. Without the material omissions being corrected prior to the close of the tender offer period, DUSA shareholders are being asked to make a material decision concerning their ownership of DUSA without critical information necessary to being fully informed. The material omissions from the Schedule 14D-9 are critical to the general mix of information available to DUSA. 6. Plaintiff seeks to enjoin the Proposed Transaction. PARTIES 7. Plaintiff is and has been at all times relevant hereto, a DUSA shareholder. 8. Defendant DUSA is a New Jersey corporation, founded in 1991, and which maintains its principal executive offices at 25 Upton Drive, Wilmington, Massachusetts. The 3

Company’s securities trade on the NASDAQ under the symbol “DUSA”. DUSA, a pharmaceuticals company, is engaged in the development of skin related products, and its primary product is called Levulan. Levulan therapy is currently approved by the Food and Drug Administration (“FDA”) for treatment of non-hyperkeratotic actinic keratoses of the face or scalp. Actinic keratoses (“AK”s) are rough-textured, dry, scaly patches on the skin that can lead to skin cancer. However, the Company is seeking FDA approval to expand the range of Levulan based treatments. As described below, the Company reported on September 12, 2012 that clinical investigations anticipated to expand the range of Levulan treatments had resulted in favorable results. Other skin conditions treated with DUSA products include acne. 9. Non-party Sun Pharmaceuticals is an Indian corporation which maintains its principal executive offices in Acme Plaza, Andheri - Kurla Rd, Andheri, Mumbai, India. Sun Pharmaceuticals was established in 1983 and is one of the largest pharmaceutical companies in India. 10. Defendant Caraco is a New Jersey corporation and wholly owned entity of Sun Pharmaceuticals. Caraco was established to facilitate the Proposed Transaction. 11. Defendant Jay M. Haft (“Haft”) serves as a Company director and has done since 1996. Haft also serves as the Company’s Chairman of the Board and Chairman of DUSA’s Nominating and Corporate Governance Committee. 12. Defendant Alfred Altomari (“Altomari”) serves as a Company director and has done since 2010. Altomari also serves as a member of the Company’s Compensation, Nominating and Corporate Governance, and Acquisition and Business Development Committees. 13. Defendant David M. Bartash (“Bartash”) serves as a Company director and has 4 done since 2001. Bartash also serves as the Company’s Vice Chairman of the Board, the Board’s Lead Director, as a member of DUSA’s Audit Committee, and as Chairman of DUSA’s Acquisition and Business Development Committee. 14. Defendant Alexander W. Casdin (“Casdin”) serves as a Company director and has done since 2009. Casdin also serves as a member of the Company’s Compensation Committee and Nominating and Corporate Governance Committee. 15. Defendant Robert F. Doman (“Doman”) serves as a Company director and has done since 2006. Dorman also serves as the Company’s President and Chief Executive Officer and has previously served as the Company’s President. 16. Defendant Paul J. Hondros (“Hondros”) serves as a Company director and has done since 2010. Hondros also serves on the Company’s Audit Committee and on DUSA’s Acquisition and Business Development Committee. 17. Defendant Magnus Moliteus (“Moliteus”) serves as a Company director and has done since 2003. Moliteus also serves as Chairman of the Company’s Compensation Committee and as a member of DUSA’s Acquisition and Business Development Committee. 18. Defendant David M. Wurtzer (“Wurtzer”) serves as a Company director and has done since 2010. Warner also serves as Chairman of the Company’s Audit Committee and is a member of DUSA’s Compensation Committee. 19. The Defendants named above in ¶¶11 through 18 are sometimes collectively referred to herein as the “Individual Defendants.” 20. The Individual Defendants, as officers and/or directors of the Company, owe fiduciary duties to its public shareholders. As alleged herein, they have breached their fiduciary duties by failing to maximize shareholder value in a proposed sale of the Company and by failing 5 to fully inform Company shareholders of material information prior to asking shareholders to tender their DUSA stock. CLASS ACTION ALLEGATIONS 21. Plaintiff brings this action individually and as a class action pursuant to Rule 4:32-1 of the Rules of this Court on behalf of all holders of DUSA’s stock who are being and will be harmed by defendants’ actions as described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants. 22. This action is properly maintainable as a class action. 23. The Class is so numerous that joinder of all members is impracticable. DUSA has approximately 24.6 million shares of common stock outstanding likely owned by hundreds of shareholders. 24. There are questions of law and fact, which are common to the Class, including, inter alia, the following: (a) Whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction; (b) Whether the Individual Defendants have breached their fiduciary duties to secure and obtain the best price reasonable under the circumstances for the sale of DUSA; (c) Whether defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including, but not limited to, the duties of good faith, diligence, candor and fair dealing; (d) Whether the Offer Price is unfair and inadequate; 6

 (e) Whether the Schedule 14D-9 omits information material to shareholders in deciding whether to tender their Company shares in support of the Proposed Transaction; and (f) Whether Plaintiff and the other members of the Class will be irreparably harmed were the transactions complained of herein consummated. 25. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class. 26. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class. 27. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class. 28. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole. FACTUAL ALLEGATIONS 29. According to the Company’s latest annual report filed with the SEC DUSA devotes most of its resources to advancing the development and marketing of Levulan related products. Levulan is successful and DUSA is seeking to expand its use and application. On April 24, 2012, DUSA issued a press release announcing that patient enrollment in Phase 2 clinical trials relating to Levulan treatments were complete. In the April 24, 2012 press release, defendant Doman revealed enthusiasm for the clinical trials, stating: We are looking forward to the fourth quarter of 2012, when we anticipate reporting the preliminary top-line statistical analysis of the trial results... We are 7 also excited because the data from these clinical studies could provide us with significant further insight into the potential clinical benefits of Levulan® PDT. 30. The April 24, 2012 press release stated in pertinent part: WILMINGTON, Mass. — April 24, 2012 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing its Levulan® Photodynamic Therapy (PDT) platform, announced today that patient enrollment is complete in its Phase 2 clinical trial studying the broad area application with 1, 2 and 3-hour (short) drug incubation for the treatment of actinic keratoses (AKs) of the face or scalp. DUSA also completed enrollment in its pilot Phase 2 clinical trial studying the safety and efficacy of treating AKs on the upper extremities. Both studies are utilizing the Levulan® Kerastick® (aminolevulinic acid HCl) for Topical Solution, 20% with the BLU-U® Blue Light Photodynamic Therapy Illuminator. The FDA-approved labeling for Levulan® Kerastick® requires application of Levulan® to individual AK lesions, but in these clinical trials a broad area application method is being utilized, where Levulan® is applied to an entire skin region. The face/scalp exploratory study recruited patients at 13 clinical trial sites across the United States, enrolling a total of 233 patients. This vehicle-controlled study is designed to evaluate the effect of incubation time, and spot versus broad area application method, on the safety and efficacy of Levulan® PDT in the treatment of multiple AKs of the face or scalp and to investigate the potential for reduction of the occurrence of AKs in the treatment areas. The extremities pilot study recruited patients at 3 clinical trial sites across the United States, enrolling a total of 71 patients. This vehicle-controlled study is designed to examine and compare the safety and efficacy of the broad area application method of Levulan® PDT for the treatment of AKs on the upper extremities and to evaluate the effect of occlusion on the safety and efficacy of Levulan® PDT, using blue light after a 3-hour incubation period. “We are looking forward to the fourth quarter of 2012, when we anticipate reporting the preliminary top-line statistical analysis of the trial results”, stated Robert Doman, President and CEO of DUSA. “We are also excited because the data from these clinical studies could provide us with significant further insight into the potential clinical benefits of Levulan® PDT.” 31. On August 2, 2012, the Company issued a press release announcing its 2012 fiscal second quarter financial results. The August 2, 2012 press release revealed very encouraging results, including a 21% year over year improvement in product revenues, and stated in pertinent part: 8

WILMINGTON, Mass. — August 2, 2012 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing Levulan® Photodynamic Therapy (PDT), reported today its corporate highlights and financial results for the second quarter ended June 30, 2012. Financial highlights for the second quarter include: • Total product revenues were $11.7 million for the second quarter of 2012, representing a $2.1 million, or 21%, improvement year-over-year. • Domestic Kerastick® revenues totaled $11.2 million for the second quarter of 2012, representing a $2.0 million, or 22%, improvement year-overyear. • Product gross margins were $9.9 million for the second quarter of 2012, representing a $1.7 million, or 21%, year-over-year improvement. • The Company generated $2.3 million in positive cash flow (change in cash and cash equivalents and marketable securities) during the second quarter of 2012... Second Quarter 2012 Financial Results: Total product revenues were $11.7 million in the second quarter of 2012, an increase of $2.1 million, or 21%, from $9.7 million in the second quarter of 2011. The increase in revenues was mainly attributable to a $2.0 million increase in Kerastick® revenues. The Kerastick® revenue improvement was driven by a 14% increase in sales volume and an 8% increase in the average selling price. Kerastick® sales volumes increased to 74,808 units sold in the second quarter of 2012 from 65,706 units sold in the comparable 2011 period. Domestic Kerastick® sales volumes increased by 9,198 units, or 14%, and were partially offset by a 96 unit decrease in the international volumes. BLU-U® revenue improved slightly, $28K or 6%, and was driven mainly by an 18% increase in volume. During the second quarter there were 66 BLU-U® units sold, as compared to the 56 units sold in the comparable prior year quarter. The average selling price of the unit decreased by 8% year-over-year due to incentive pricing offered to customers. DUSA’s net income on a GAAP basis was $2.2 million, or $0.08 per common share on a diluted basis, for the second quarter of 2012, compared to net income of $1.1 million, or $0.04 per common share on a diluted basis, in the second quarter of 2011. The financial results, on a GAAP basis, have been impacted by the fair value accounting of warrants issued in 2007, which totaled a $1.3 million gain and a $0.9 million loss for the second quarter of 2012 and 2011, respectively. The warrants have an exercise price of $2.85 and expire in April 2013. 32. Commenting on the second quarter financial results in the August 2, 2012 press release, defendant Doman extolled the Company’s performance and prospects, stating: 9

The second quarter of 2012 was another strong quarter for the Company. This marks the 27 th consecutive quarter of year-over-year domestic Kerastick® volume growth and the 11th consecutive quarter of being either cash flow positive and/or profitable on a non-GAAP basis. Quarterly top-line revenue growth and margin expansion allowed us to absorb incremental investment into our business while remaining cash flow positive and profitable on both a GAAP and non-GAAP basis. For the remainder of 2012, we intend to build upon our strong first half financial performance, with a focus on increasing revenues and the further advancement of commercial and developmental projects to expand our Levulan® PDT franchise. We have completed, as planned, enrollment in both of our Phase 2 clinical studies utilizing the broad area/short drug incubation (BASDI) method for the treatment of actinic keratoses (AKs). We look forward to the preliminary results of these studies which we expect to announce in the latter part of this year. 33. On September 13, 2012, the Company issued a press release announcing more positive news relating to an investigational study designed to examine and compare the safety and efficacy of broad area application of Levulan treatment, and which according to the press release demonstrated this particular treatment, “appear[ed] to be effective when used to treat multiple AKs on the forearms and backs of the hands....”. The September 13, 2012 press release stated in pertinent part: WILMINGTON, Mass. — Sept. 13, 2012 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing its Levulan® (aminolevulinic acid HCl) Photodynamic Therapy (PDT) platform, today announced results of an investigational study designed to examine and compare the safety and efficacy of broad area application of the Levulan® Kerastick® with or without occlusive dressing (where the treatment area is covered or wrapped) in conjunction with the BLU-U® for the treatment of minimally to moderately thick actinic keratoses (AKs) on the upper extremities. The study showed a statistically significant lesion reduction and complete clearance of actinic keratoses of the extremities (hands and arms) when compared to treatment with vehicle. The use of occlusion resulted in a statistically significant improvement in lesion clearance rates compared to treatment without occlusion. The study utilized the Levulan® Kerastick® (aminolevulinic acid HC1) for Topical Solution, 20% with the BLU-U® Blue Light Photodynamic Therapy Illuminator which is FDA approved for the treatment of minimally to moderately thick actinic keratoses (AKs) of the face or scalp. 10

“These clinical results demonstrate that the Levulan® Kerastick® and BLU-U® appear to be effective when used to treat multiple AKs on the forearms and backs of the hands,” stated Stuart Marcus, MD, Ph.D., Vice President, Scientific Affairs and Chief Medical Officer of DUSA. “In this study, subjects enrolled had a significant lesion burden with an average of approximately 16 AK lesions per treated area, which makes these results even more encouraging.” ... “We are very pleased with the positive results of our extremities study which demonstrated statistically significant differences in all study endpoints in these difficult to treat anatomical areas,” stated Robert Doman, President & CEO of DUSA. “These strong clinical results, along with the anticipated data later this year from our ongoing Phase 2 broad area/short drug incubation (BASDI) study on the face and scalp, will form the basis for our decisions on label expansion and future development of the Levulan® platform.” (emphasis added) 34. The September 13, 2012 press release caught the attention of industry analysts. Writing in Seeking Alpha, Brett Jensen outlined seven reasons to buy DUSA stock at the then trading price of $5.50 per share, including that the Company had a robust balance sheet and that analysts see 20% sales increases in 2013. The Brett Jensen article stated, in pertinent part: DUSA Pharmaceuticals (DUSA) just showed up on my investment radar today due to positive results from one of its Phase II trials. The stock sports a robust balance sheet, good technicals, solid growth prospects and cheap valuations. Growth investors should take a good look at this company as a possible investment. “DUSA Pharmaceuticals is a vertically integrated dermatology company, develops and markets Levulan photodynamic therapy (PDT) and other products for common skin conditions primarily in the United States, Canada, and Korea.” (Business description from Yahoo Finance) 7 reasons to buy DUSA at $5.50 a share: 1. The company announced positive results today for its Phase II results for one of its dermatology platform pipeline products for treating lesions. Results show significant reductions. 2. The company boasts a robust balance sheet with over $30mm in net cash on the balance sheet (approximately 30% of its market capitalization). 11

3. DUSA should clock over 15% revenue growth for FY2012 and analysts see over 20% sales increases in FY2013. The stock has a five year projected PEG of under 1 (.60). 4. The stock is selling at around 40% less than the mean analyst price target of $7.67 a share. Two analysts have $7.50 targets and the other analyst that covers the stock has an $8 target. 5. The company has more than doubled operating cash flow since FY2010 and is selling at the bottom of its five year valuation based on P/CF. 6. DUSA sells for less than 12 times forward earnings, a massive discount to its five year average (37.5). 7. The stock has built a nice technical support foundation at the $5 level (See Chart).... The Proposed Transaction 35. Just as shareholders were looking forward to reaping the profits of the Company’s strategies, including the results of the recent Levulan clinical trials, DUSA issued a press release on November 8, 2012, announcing the Proposed Transaction. The November 8, 2012 press release stated, in pertinent part: Wilmington, MA and Mumbai, India November 08, 2012 — Sun Pharmaceutical Industries Limited ((Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715)) (together with its subsidiaries, Sun Pharma) and DUSA Pharmaceuticals, Inc. (NASDAQ GM: DUSA) today announced that they have entered into a definitive agreement under which Sun Pharma will acquire DUSA, a dermatology company focused on developing and marketing its Levulan® (aminolevulinic acid HC1) photodynamic therapy platform. DUSA’s Levulan combination therapy is approved by FDA for treatment of non-hyperkeratotic actinic keratoses or AKs of the face or scalp. Additionally, DUSA’s BLU-U® treatment has been approved by FDA for the treatment of moderate inflammatory acne vulgaris and general dermatological conditions. Levulan is manufactured by DUSA in its FDA approved facility at Wilmington, MA. Under the terms of the agreement, a 100% subsidiary of Sun Pharmaceutical Industries Ltd will commence a tender offer for all of the outstanding common stock of DUSA at a price of $8.00 per share in cash, a 38% premium to the closing price of DUSA’s common stock on November 7, 2012. The transaction 12 has a total cash value of approximately $230 million. The transaction has been unanimously approved by the boards of directors of both companies and DUSA’s board has recommended that the company’s shareholders tender their shares pursuant to the tender offer. Dilip Shanghvi, Managing Director of the Company said, “DUSA has proven technical capabilities in photodynamic skin treatments, with USFDA approved manufacturing. DUSA’s business brings us an entry into dermatological treatment devices, where we see good growth opportunities.” “We believe this transaction brings significant value to DUSA shareholders and are pleased that Sun Pharma recognized the value that has been created. The entire team at DUSA has built an excellent franchise around Levulan® PDT and continues to grow its presence in the dermatology space. We are confident that Sun Pharma will build upon the solid foundation our organization has established in the United States dermatology market to further expand access to Levulan® for patients with actinic kerotoses,” stated Robert Doman, President and CEO of DUSA Pharmaceuticals, Inc. The closing of the tender offer will be subject to certain conditions, including the tender of a number of DUSA shares that represent at least a majority of the total number of DUSA’s outstanding shares (assuming the exercise of all options and warrants and vesting of restricted shares), the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions. Upon the completion of the tender offer, Sun Pharma will acquire all remaining shares at the same price of $8.00 per share through a second-step merger, subject to approvals as may be necessary. The Sales Process 36. On November 21, 2012, DUSA filed the Schedule 14D-9 detailing a flawed sales process leading up to the Proposed Transaction, under which the Board accepted the Offer Price from Sun Pharmaceuticals on November 7, 2012, despite, just three days earlier the Board receiving a “revised letter of interest which had been received from Company B.” “Company B’s revised letter of interest included an increased offer to acquire 100% of the common stock of the Company, subject to, inter alia, satisfactory completion of unspecified additional due diligence, a financing contingency, and approval by its board of directors, at a cash price in a range of $8.30-$8.50 per share.” 13

 37. On February 3, 2012, the Company engaged Leerink Swann LLC (“Leerink”) as a financial advisor without any apparent examination of other potential candidates. At this time, the Board believed the Company strong enough to continue as a surviving entity and between February and June 2012 Leerink and the Company contacted more than fifteen potential parties that would serve as acquisition or strategic licensing opportunities for the Company. However, the Board also authorized the Leerink to contact more than thirty parties to gauge interest in a potential strategic acquisition of the Company. 38. On June 14, 2012, the Board authorized Leerink to formalize the process and solicit potential strategic partners through the end of July for expressions of interest in a transaction. Leerink approached more than fifteen parties which had indicated a potential interest in the Company. Of those parties, four signed confidentiality agreements with DUSA and pursued due diligence, including an entity referred to as Company B. 39. Company B was initially approached by Leerink in May 2012 about a potential transaction. Company B was considered by the Board as a serious candidate. Company B’s Executive Vice President confirmed that they would like to be made aware of a formal process if the Board chose to begin one and after being invited to participate in the process and signing a confidentiality agreement Company B retained an investment bank to serve as its financial advisor in the process. On July 27, 2012, Company B submitted a non-binding expression of interest to purchase 100% of DUSA’s common stock at a price ranging from $7.50-$7.90 per share, in cash subject to additional due diligence and a financing contingency. Notably, at this time Sun Pharmaceuticals had submitted a non-binding expression of interest to acquire the Company’s stock for only $6.90 per share. Sun Pharmaceutical’s $6.90 per share offer was purportedly without a financing contingency. 14

 40. The sales process continued into September 2012 with three bidders at the forefront of the process identified in the Schedule 14D-9 as; Sun Pharmaceuticals, Company B and Company F. On August 3, 2012, Sun Pharmaceuticals purportedly submitted a revised expression of interest increasing the purchase price to $7.50 per Share, which according to the Schedule 14D-9 was based on “guidance” from Leerink. 41. On August 6, 2012, Company F submitted a non-binding expression of interest to acquire 100% of the common stock of the Company in the range of $7.50-$8.50 per share. 42. On August 24, 2012, defendant Doman received a telephone call from the Chief Executive Officer of Company F, who offered to acquire 100% of the common stock of the Company at a price of $7.60 per share, provided that the transaction was consummated within the next two weeks, an offer the Company rejected. 43. On September 11, 2012, Company B advised Leerink that it was not able to submit further bids due to internal issues it was facing at the time that would take three to four weeks to resolve. 44. Then on September 13, 2012, DUSA issued the aforementioned press release reporting the results of its pilot Phase 2 clinical study examining the use of the Company’s products on actinic keratosis of the extremities. As discussed above, the results of the study were very positive and showed statistically significant lesion reduction and complete clearance of actinic keratosis of the extremities. 45. The Board continued the sales process without Company B until September 24, 2012 when a representative of Company B called Leerink to indicate that Company B was interested in re-entering the process. At this point in time the Board had set an October 5, 2012 deadline for final bids but Sun Pharmaceuticals indicated that it might not be able to meet that 15 deadline and the Board decided to extend the deadline for one week until October 12, 2012. 46. On October 12, 2012, Sun Pharmaceuticals submitted a final offer for 100% of the common stock of the Company at the Offer Price of $8.00. Company B did not submit an offer at this time. The Board continued its negotiations with Sun Pharmaceuticals but according to the Schedule 14D-9, by October 23, 2012 the parties were not making progress on agreeing to terms in the Merger Agreement that DUSA’s counsel believed were “standard terms” for public company transactions. 47. According to the Schedule 14D-9, on October 31, 2012, defendant Doman and the Chief Executive Officer of Company B held a telephone conference on which the Chief Executive Officer of Company B indicated that the prior telephone conferences with the Company and representatives of Reed Smith had been very productive, and indicated that Company B was now very comfortable with the Company’s position on the due diligence issues. Company’s Chief Executive Officer further indicated that Company B would be reporting its third quarter financial results the following week and that he anticipated that Company B would thereafter be doing a financing to raise additional funds for general corporate purposes, and said that he was speaking with counsel for Company B to determine whether there was a mechanism for Company B to complete an acquisition of the Company if the Company’s process was still ongoing. 48. Then on November 4, 2012, Company B submitted a revised letter of interest to purchase which included an increased offer to acquire 100% of the common stock at a cash price of $8.30-$8.50, subject to the completion of due diligence, a financing contingency and approval of its board of directors. 49. On November 5, 2012, the Board held a meeting with Leerink and its counsel 16 where it was advised that Sun Pharmaceuticals was not prepared to increase its offer price or amend the language in its revised merger agreement that the parties had been negotiating over which according to the Schedule 14D-9 regarded the quantum of revenue that Sun Pharmaceuticals could be required by the Federal Trade Commission to divest (the “FTC Cap”). The Board apparently considered delaying its earnings call and release of third quarter financial results scheduled for November 8, 2012 so that it would have more time to negotiate with Sun Pharmaceuticals. 50. The result of releasing the favorable third-quarter financial earnings data would likely have been an increase in the trading price of the Company’s stock, which could have been used as further leverage in negotiations. However, instead of attempting to negotiate a higher price after the market had time to absorb DUSA’s third quarter earnings results, or further negotiating with Company B, who at the time had offered more than Sun Pharmaceuticals, the Board agreed to the Proposed Transaction. According to the Schedule 14D-9, Sun Pharmaceuticals was provided with details of the Company’s third quarter financial results on November 5, 2012. The Schedule 14D-9 does not state that Company B was provided with such information in advance of public release. The Inadequacy of the Offer Price 51. On November 9, 2012, the day after the Proposed Transaction was announced, the Company issued its third quarter earnings which stated in pertinent part: For the three and nine-month periods ended September 30, 2012, total products revenues, comprised of revenues from our Kerastick® and BLU-U® products, were $9,740,000 and $34,887,000, respectively. This represents an increase of $366,000 or 4%, and $4,860,000, or 16%, over the comparable 2011 totals of $9,374,000 and $30,027,000, respectively. The increase in revenues was driven by increased Kerastick® revenues in the United States, offset in part by the acceleration of deferred revenues related to the termination of our Asia Pacific distribution agreement in 2011. 17

*** At September 30. 2012, we had approximately $32,306,000 of total liquid assets. comprised of $28,736,000 of cash and cash equivalents and marketable securities available-for-sale totaling $3,570,000. We believe that our liquidity will be sufficient to meet our cash requirements for at least the next 12 months. As of September 30, 2012. our marketable securities had a weighted average yield to maturity of 1.06% and maturity dates ranging from October 2012 to January 2013. Our net cash generated from continuing operations for the nine-month period ended September 30, 2012 was $5,391,000 versus $3,698,000 for the comparable period in 2011. 52. The Company’s third-quarter 2012 earnings exceeded analyst expectations and therefore Board members could reasonably have expected the trading price of the Company’s securities to rise accordingly. However, the previous announcement of the Proposed Transaction and the Offer Price effectively capped the trading price of the Company’s securities and thereby created a false impression of a higher premium to then current trading levels. 53. Following the announcement of the Company’s third quarter 2012 financial results, at least one analyst has advised DUSA stockholders not to tender their shares: C.K. Cooper has raised its price target for “buy-rated” DUSA Pharmaceuticals (NASDAQ:DUSA) to $9.50 from $8, suggesting that shareholders do not tender under a takeover offer from Mumbai-based Sun Pharmaceutical Industries and wait for a better offer. “Shocking, short-sighted, disappointing, all words that came to mind when trying to capture initial thoughts on the DUSA management team and the board’s willingness to accept such a low offer in what is clearly a business with positive momentum and untapped potential,” writes analyst Ken Trbovich. 54. The timing of the Proposed Transaction has further been engineered to take advantage of a temporary decline in the trading price of the Company’s securities, which in October 2012 traded at above $7, but by November 7, 2012 has declined to as low as $5.78 per share. 55. If Proposed Transaction is consummated, it will result in DUSA’s shareholders being cashed out of their interest in the Company at below the Company’s true value. The Offer 18

Price reflects an inadequate premium to the trading price of the Company's common stock given that DUSA has promising revenue growth and pipeline products, and given that DUSA shareholders will be ceding control of the Company. According to *Yahoo! Finance*, analysts following the Company had a mean target price of $8.33 per share and at least one analyst had set $9.50 per share as a high target price, indicating that DUSA shareholders at the very least are not receiving a premium for their shares.

**<u>Defendants' Conflict of Interests</u>**

56. The Proposed Transaction has been engineered for the benefit of certain Board members and Sun Pharmaceuticals rather than for the benefit of the Company's public shareholders. For example, the Merger Agreement contemplates that at least two Board members will continue on as directors of the surviving Sun Pharmaceuticals led corporation. Further, pursuant to the Proposed Transaction, the Individual Defendants will reap millions of dollars as a result of accelerated vesting of Company stock options, restricted stock units and equity share units, as illustrated in the chart below.

| Defendant | Total Spread Option Value | Restricted Stock Units | Total |
|---|---|---|---|
| Doman | $2,601,672 | $4,227,220 | $6,828,892 |
| Haft | $260,100 | $110,000 | $370,100 |
| Bartash | $315,000 | $95,000 | $410,000 |
| Wurzer | $84,900 | $80,000 | $164,900 |
| Hondros | $84,900 | $80,000 | $164,900 |
| Casdin | $228,450 | $80,000 | $308,450 |
| Altomari | $84,900 | $80,000 | $164.900 |

19

Moliteus $131,200 $95,000 $226,200 Improper Deal Protection Terms 57. To ensure they received spoils of the Proposed Transaction, Defendants have locked up the deal with onerous deal protection terms so that a third party, such as Company B, will be deterred from making a superior proposal. Such deal protection terms were agreed to by the Board despite the interest of Company B willing to pay a higher amount than the Offer Price. 58. In violation of the duty of the Individual Defendants to maximize shareholder value, the Merger Agreement, agreed to by the Individual Defendants, contains terns designed to favor the Proposed Transaction and deter alternative bids. The Merger Agreement includes the following: (a) A non-solicitation clause prohibiting the Individual Defendants or other DUSA representatives from seeking alternative bids for the Company, including bids that might increase shareholder value. (b) A matching terms provision mandating the Board provide Sun Pharmaceuticals with the terms of any unsolicited bid judged to be a superior proposal and provide Sun Pharmaceuticals with an opportunity to match such terms. Such a matching rights clause deters any unsolicited alternative bid because it can be easily ‘trumped’ by Sun Pharmaceuticals. (c) A termination fee of $9 million in the event the Merger Agreement is terminated due to the Board accepting a superior offer for the Company. The $9 million termination fee represents a penalty to any alternative bidder. 59. The Merger Agreement additionally contains an irrevocable “Top-Up” option designed to permit Sun to perform a short-form merger even if the Offer fails to obtain the tender 20 of ninety percent (90%) of shares outstanding. In the Agreement, DUSA has granted Caraco an option to purchase newly issued DUSA shares so that: in the event that less than ninety percent (90%) of shares outstanding are tendered at the conclusion of the tender offer, Innsbruck will have the option to purchase the remaining difference between the percentage of shares tendered and ninety percent (90%). The Top-Up option effectively permits Sun to perform a short form merger without ninety percent (90%) of shares having been tendered and without shareholder consent. Further, the Top-Up option, if exercised, will dilute the value of shares owned by all non-tendering shareholders, which under the terms of the Agreement could represent a significant portion of outstanding shares. 60. In addition to the improperly preclusive deal protection terms, the Individual Defendants have been agreed to enter into Support Agreements in connection with the Proposed Transaction, agreeing to, among other things, tender their shares of capital stock of the Company, and, if necessary, vote such shares in favor of the Proposed Transaction and against any alternative acquisition proposal. The Support Agreements send a clear message to the ‘market’, including other potential bidders, that the Board favors the Proposed Transaction above other bids, including by Company B. 61. If the Board truly believed it had reached out to other bidders in a meaningful way, then the deal protection measures described above would be unnecessary. If the Board believes other bidders exist, then they should open the bidding process to allow other bidders to step forward without being penalized by the deal protection devices. Material Omission From the Schedule 14D-9 62. The Schedule 14D-9 omits material information necessary for DUSA’s shareholders to make an informed decision as to whether to tender their shares. By omitting 21 such information, the Board is breaching its fiduciary duties to the Company’s public shareholders. The Schedule 14D-9 omits material infoiniation with respect to the opinion and analyses of the Company’s financial advisors as well as to the process and events leading up to the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders. Management Projections 63. Management’s projections are amongst the most prized disclosures to shareholders. Leerink is stated to have utilized free cash flows from the years October 31, 2012 through December 31, 2019 in its DCF Analysis, but the Schedule 14D-9 only discloses management’s statement of operations for the years 2012 through 2016. Moreover, even for the years that are provided, the Schedule 14D-9 fails to disclose adequate information to determine the free cash flow for those years. In other words, the information most critical to shareholders, the Company’s extended projected cash flows, has been withheld from the Company’s shareholders despite being utilized by Leerink in its analysis. Without this information, the Company’s shareholders cannot independently assess Leerink’s analysis. Information Relating to Leerink’s Analyses 64. The summary of the analyses performed by Leerink in the Schedule 14D-9 omits material information and as a result, DUSA’s shareholders are unable to properly understand the analyses or conduct their own analyses as to the fair value of the Company. Specifically, the following elements of the Leerink analyses are lacking: (a) In its Selected Publicly Traded Companies Analysis, Leerink reviewed financial and stock market information of nine publicly held companies. Leerink calculated and compared various financial multiples and ratios for each of the selected companies and for the 22

Company focusing on Enterprise Value as a multiple of 2012E-2014E Revenue and as a multiple of 2012E-2014E EBIDTA. Leerink then applied a multiple range of Enterprise Value to derive an implied equity value of the Company’s shares. The Schedule 14D-9 discloses the range of values for each year between 2012 and 2014 and the median and the mean for each of those years. However, the 14D-9 does not disclose the individual multiples for each Company examined which is a material omission because the high end of the range applied by Leerink for each year is below the mean and medians of those years. For example, the 2012E Revenue range of comparable companies was 1.6x-6.9x, the median of the range was 3.1x and the mean of the range was 3.6x. However, the multiple range applied by Leerink to calculate Enterprise Value for 2012 revenue was 2.2x-2.8x. 2.8x is not only lower than the median and mean but also significantly lower than the high end of the data observed of 6.9x. As such, it appears that without explanation Leerink’s analysis undervalues DUSA. (b) In the Selected Transactions Analysis Leerink further reviewed selected precedent transactions, not all of which concern publicly traded target companies. For these transactions involving private companies the Schedule 14D-9 fails to disclose the source of information about the private targets or how Leerink utilized the information regarding the private precedent transactions in its analysis meaning shareholders are unable to fully evaluate the analysis. (c) Furthermore, just as in its Comparable Companies Analysis, Leerink only discloses range, median and mean information relating to the LTM and NTM Revenue and EBIDTA multiples for the totality of the precedent transactions analyzed, instead of multiples for each transaction examined. Leerink has then applied, again without explanation, a range in its analysis beginning lower than that of the derived mean and median. 23

 (d) With respect to its Illustrative Discounted Cash Flow Analysis (the, “DCF Analysis”), the Schedule 14D-9 fails to disclose how Leerink selected its discount range of 10-14% yet without such information DUSA shareholders cannot understand the appropriateness of the discount range. Understanding the discount range is material to DUSA shareholders particularly given that the 10% to 14% discount range used in the DCF Analysis results in a surprisingly narrow value range of just $5.36 - $5.90 per share (excluding terminal value). Information Relating to the Background of the Proposed Transaction 65. In addition to the material omissions from the Schedule 14D-9’s recitation of the analyses performed by Leerink, there are a number of material omissions relating to the Company’s explanation of events and circumstances leading to the Proposed Transaction. More specifically: (a) The Schedule 14D-9 fails to disclose if the Board considered any financial advisor other than Leerink; (b) The Schedule 14D-9 fails to disclose why the Board ultimately decided to pursue selling the Company versus pursuing the 15 potential parties that Leerink had identified as acquisition or strategic licensing opportunities; (c) The Schedule 14D-9 fails to disclose those terms of the Merger Agreement identified on page 24 of the Schedule 14D-9 that were negotiated without “progress” between DUSA and Sun Pharmaceuticals; (d) The Schedule 14D-9 fails to disclose what impact, if any, the parties’ positions with respect to the FTC Cap had on the Offer Price; 24

 (e) The Schedule 14D-9 fails to explain the nature of Company B’s financing contingency as understood by Leerink and the Board, and therefore whether said financing contingency was a valid reason for the Board to accept the offer from Sun Pharmaceuticals; and (f) The Schedule 14D-9 fails to explain why Company B was not provided with advanced information concerning the Company’s stellar third quarter 2012 financial results whereas Sun Pharmaceuticals was provided with such advanced information. 66. Unless enjoined by this Court, the defendants will continue to breach and/or aid the breaches of fiduciary duties the Individual Defendants owe to Plaintiff and the Class, and may consummate the Proposed Transaction to the irreparable harm of the Class. 67. Plaintiff and the other members of the Class have no adequate remedy at law. FIRST CAUSE OF ACTION CLAIM FOR BREACHES OF FIDUCIARY DUTIES AGAINST THE INDIVIDUAL DEFENDANTS 68. Plaintiff repeats and re-alleges each allegation set forth herein. 69. The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public shareholders of DUSA. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the value of their investment in DUSA. 70. As demonstrated by the allegations above, the Individual Defendants have failed to exercise the necessary care required, and breached their duties of loyalty good faith and candor because, among other reasons: (a) they have failed to properly value the Company; (b) they have failed to take steps to maximize the value of DUSA to its public 25 shareholders; and (c) they have omitted to provide all material information to the Company’s shareholders relating to the Proposed Transaction ahead of the Tender Offer. 71. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Transaction, which will deprive the Class of its fair proportionate share of DUSA’s valuable assets and businesses, to the irreparable harm of the Class. 72. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict. SECOND CAUSE OF ACTION AGAINST DUSA AND CARACO FOR AIDING AND ABETTING BREACHES OF FIDUCIARY DUTIES 73. Plaintiff repeats and re-alleges each allegation set forth herein. 74. Defendants DUSA and Caraco by reason of their status as parties to the Merger Agreement, and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties. 75. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants DUSA and Caraco who, therefore, have aided and abetted such breaches in the possible sale of DUSA to Sun Pharmaceuticals. 76. As a result of the unlawful actions of defendants DUSA and Caraco, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive value for DUSA’s assets and business. Unless the actions of defendants DUSA and Caraco are enjoined by the Court, defendants DUSA and Caraco will continue to aid and abet the Individual 26

Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class. 77. Plaintiff and the Class have no adequate remedy at law. PRAYER FOR RELIEF WHEREFORE, Plaintiff demands injunctive relief, in Plaintiff’s favor and in favor of the Class and against defendants, as follows: A. Declaring that this action is properly maintainable as a class action and designating Plaintiff as Class representative; B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders and provides to Plaintiff and all DUSA’s shareholders all material information to the Proposed Transaction; C. Imposing a constructive trust, in favor of Plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct; D. Directing defendants to account to Plaintiff and the Class for all damages suffered by them as a result of defendants’ wrongful conduct alleged herein; E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and F. Granting such other and further equitable relief as this Court may deem just and proper. 27

By GARDY & NOTIS, LLP Dated: November 26, 2012 Charles A. Germershausen James S. Notis Jennifer Sarnelli 560 Sylvan Avenue, Suite 3085 Englewood Cliffs, New Jersey 07632 Tel: 201-567-7377 Fax: 201-567-7337 GLANCY BINKOW & GOLDBERG LLP Michael M. Goldberg Louis Boyarsky 1925 Century Park East Suite 2100 Los Angeles, California 90067 Tel: 310-201-9150 Fax: 310-201-9160 28

DESIGNATION OF TRIAL COUNSEL Pursuant to R. 4:25-4, Plaintiff designates Charles A. Germershausen of Gardy & Notis, LLP, 560 Sylvan Avenue, Englewood Cliffs, New Jersey 07632, as trial counsel in this matter. Dated: November 26, 2012 GARDY & NOTIS, LLP By: Charles A. Germershausen James S. Notis Jennifer Sarnelli 560 Sylvan Avenue, Suite 3085 Englewood Cliffs, New Jersey 07632 Tel: 201-567-7377 Fax: 201-567-7337 Attorneys for Plaintiff 29

CERTIFICATION PURSUANT TO R. 4:5-1 Plaintiff, by his attorneys, hereby certifies that the matter in controversy is related to two other known actions in this jurisdiction: Dharna v. DUSA Pharmaceuticals, Inc. et. al. (Docket Number not yet assigned) and Bello v. Doman, et. al., Docket No. MER-L-2688-12. Plaintiff is not currently aware of any other party that should be joined in this action. GARDY & LLP Charles A. Germershausen James S. Notis Jennifer Sarnelli 560 Sylvan Avenue, Suite 3085 Englewood Cliffs, New Jersey 07632 Tel: 201-567-7377 Fax: 201-567-7337 Dated: November 26, 2012 Attorneys for Plaintiff 30